AH
12-9-2003



03051598

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 12-4-03

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING RECEIVED
DEC - 1 2003
WASH DC 158 SECTION

SEC FILE NUMBER
8- 15487

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Interpacific Investors Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2623 Second Avenue
(No. and Street)

Seattle	WA	98121-1294
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Lundgren — 206-269-5050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Falco Sult & Company, P.S.
(Name – *if individual, state last, first, middle name*)

16150 NE 85th Street, Ste. 203	Redmond	WA	98052
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

12/08

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Kline, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Interpacific Investors Services, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian Kline
Signature

EVP
Title



TIFFANY D. HODKIN
COMMISSION EXPIRES
NOTARY
PUBLIC
JULY 24, 2004
STATE OF WASHINGTON

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERPACIFIC INVESTORS SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002


FALCO-SULT
& COMPANY, P.S.

CERTIFIED PUBLIC ACCOUNTANTS

Table of Contents

FALCO-SULT
& COMPANY, P.S.

INDEPENDENT AUDITORS' REPORT

November 14, 2003

To the Board of Directors and Stockholder's of
Interpacific Investors Services, Inc.

We have audited the accompanying statements of financial condition of Interpacific Investors Services, Inc. as of September 30, 2003 and 2002, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interpacific Investors Services, Inc. as of September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

FalcoSult & Company, P.S.

6150 NE 85th St., Ste 203 Redmond, Washington 98052 T 425.883.3111 F 425.861.4658 www.falcosult.com

INTERPACIFIC INVESTORS SERVICES, INC.

Statements of Financial Condition

September 30, 2003 and 2002

Assets

	2003	2002
Assets:		
Cash and cash equivalents (including cash segregated in compliance with Federal and other regulations of $ 0 in 2003 and $0 in 2002)	$ 53,226	$ 18,566
Receivable from broker	826,845	720,640
Interest and commissions receivable	105,591	104,461
Receivable from affiliates	-	4,100
Miscellaneous receivables	9,592	40,642
Trading securities owned - at market value	734,441	1,426,353
Prepaid expenses and deposits	6,104	19,105
Investments	-	7,490
Deferred tax asset	138,000	156,500
	$ 1,873,799	$ 2,497,857

Liabilities and Stockholder's Equity

	2003	2002
Liabilities:		
Payable to brokers and dealers	$ 322,939	$ 1,411,038
Payable to affiliates	726,310	-
Commissions payable	55,185	51,332
Securities sold, not yet purchased, at market value	4,200	26,518
Accounts payable, accrued expenses, and other liabilities	85,468	261,485
Income tax payable	-	99,813
	1,194,102	1,850,186
Commitments and contingent liabilities:	-	-
Stockholder's equity:		
Common stock, Class "A" voting, $ .10 par value, 500,000 shares authorized, 52,541 shares issued and outstanding	5,254	5,254
Capital in excess of par value	2,577,540	2,397,071
Accumulated deficit	(1,903,097)	(1,754,654)
Total stockholders' equity	679,697	647,671
	$ 1,873,799	$ 2,497,857

The accompanying notes are an integral part of these financial statements.

INTERPACIFIC INVESTORS SERVICES, INC.

Statements of Income

For the Years Ended September 30, 2003 and 2002

	2003	2002
Revenues:		
Trading and commission income	$ 1,740,487	$ 1,158,698
Interest income	98,113	436,764
Unrealized gain (loss) on investment and trading securities	-	(71,942)
Other income	800	2,500
Total income	1,839,400	1,526,020
Expenses:		
Commission expense	1,296,064	1,959,267
Officer salaries	-	1,875
Office salaries	162,032	228,288
Payroll taxes and employment benefits	47,007	44,705
Rent	67,265	61,071
Office expense, data processing and miscellaneous	46,027	83,224
Promotion, travel and entertainment	2,197	2,342
Professional fees	43,911	46,253
Business taxes, fees and licenses	33,952	39,319
Insurance and bonds	13,798	9,119
Legal settlements	22,391	1,600
Telephone	7,357	9,313
Clearing fees	81,706	115,302
Interest	19,637	224,220
Management services	300,000	720,000
Total expenses	2,143,344	3,545,898
Loss before income taxes	(303,944)	(2,019,878)
Income tax benefit	155,502	93,000
Net loss	$ (148,442)	$ (1,926,878)

The accompanying notes are an integral part of these financial statements.

INTERPACIFIC INVESTORS SERVICES, INC.

Statements of Changes in Stockholder's Equity

For the Years Ended September 30, 2003 and 2002

	Common Stock		Capital in		Total
	Number of Shares	Amount	Excess of Par Value	Accumulated Deficit	Stockholder's Equity
Balance - September 30, 2002	52,541	$ 5,254	$ 2,397,071	$ (1,754,654)	$ 647,671
Capital contributions	-	-	180,469	-	180,469
Net loss	-	-	-	(148,442)	(148,442)
Balance - September 30, 2003	52,541	$ 5,254	$ 2,577,540	$ (1,903,096)	$ 679,698

	Common Stock		Capital in	Retained Earnings	Total
	Number of Shares	Amount	Excess of Par Value	(Accumulated Deficit)	Stockholder's Equity
Balance - September 30, 2001	52,541	$ 5,254	$ 1,717,071	$ 172,224	$ 1,894,549
Capital contributions	-	-	680,000	-	680,000
Net loss	-	-	-	(1,926,878)	(1,926,878)
Balance - September 30, 2002	52,541	$ 5,254	$ 2,397,071	$ (1,754,654)	$ 647,671

The accompanying notes are an integral part of these financial statements.

INTERPACIFIC INVESTORS SERVICES, INC.

Statements of Cash Flows

For the Years Ended September 30, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net loss	$ (148,442)	$ (1,926,878)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred tax asset	(81,314)	(93,000)
(Increase) decrease in operating assets:		
Receivables	(107,335)	(297,404)
Inventory	691,912	4,671,574
Prepaid expenses and deposits	13,001	(3,156)
Investments	7,490	-
Receivable from affiliates	4,100	(410)
Miscellaneous receivables	31,050	(40,642)
Increase (decrease) in operating liabilities:		
Payable to broker	(1,088,099)	(3,084,842)
Payable to affiliates	430,000	-
Commissions payable	3,853	(125,214)
Accounts payable and accruals	(176,017)	140,607
Securities sold	(22,318)	20,490
Net cash used by operating activities	(442,119)	(738,875)
Cash flows from investing activities:		
Proceeds from loans from affiliates	2,000,000	-
Payments of loans from affiliates	(1,703,690)	-
Net cash provided by investing activities	296,310	-

	2003	2002
Cash flows from financing activities:		
Additional capital paid in	$ 180,469	$ 680,000
Net cash provided by financing activities	180,469	680,000
Increase (decrease) in cash	34,660	(58,875)
Cash and cash equivalents at beginning of year	18,566	77,441
Cash and cash equivalents at end of year	$ 53,226	$ 18,566
Supplemental cash flows disclosures:		
Interest paid	$ 19,637	$ 224,220

The accompanying notes are an integral part of these financial statements.

INTERPACIFIC INVESTORS SERVICES, INC.
Notes to Financial Statements
September 30, 2003 and 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Interpacific Investors Services, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of operations

The Company is a securities dealer trading securities for customers through independent sales representatives and trading securities in its own name for its own benefit. All trades are cleared on a fully disclosed basis through an independent brokerage firm.

Basis of presentation

The financial statements include the accounts of the Company and its wholly owned subsidiary. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Accounting method

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a settlement date basis. Securities transactions of the Company are recorded on a settlement date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

INTERPACIFIC INVESTORS SERVICES, INC.
Notes to Financial Statements
September 30, 2003 and 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Deferred income taxes result from unrealized gains or losses in the market values of investment and trading securities, from reporting securities transactions on a settlement date basis for tax purposes, and from depreciation differences.

Cash and cash equivalents

For the purposes of the statements of cash flows, the Company considers all cash on hand, cash on deposit, and cash invested in financial instruments with an original maturity date of three months or less to be cash and cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As of September 30, 2003 and 2002 respectively, net capital computed in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 was approximately $463,846 and $327,061 and minimum net capital required under the rule was $100,000 for September 30, 2003 and $250,000 for September 30, 2002.

The net capital rule prohibits a broker or dealer from engaging in any securities transactions at a time when aggregate indebtedness to all other persons exceeds fifteen times its net capital. The ratio of aggregate indebtedness to net capital was approximately 0.03 to 1 as of September 30, 2003 and 0.12 to 1 as of September 30, 2002.

INTERPACIFIC INVESTORS SERVICES, INC.
Notes to Financial Statements
September 30, 2003 and 2002

NOTE 3 - TRADING SECURITIES OWNED

Trading securities owned consist of the following:

	2003	2002
Municipal bonds	$ 108,020	$ 122,016
Corporate bonds	624,146	1,302,006
Corporate stocks	2,275	2,331
	$ 734,441	$ 1,426,353

NOTE 4 - INVESTMENTS

At September 30, 2002, the Company had a $7,490 investment in a wholly owned subsidiary. The subsidiary was formed in 1995 and its activity was insignificant through September 30, 2002. During the year ended September 30, 2003, the subsidiary was merged into the Company creating an increase in Capital in Excess of Par Value in the amount of $130,469.

NOTE 5 - COMMITMENTS

At September 30, 2003, the Company is obligated under leases for office space as follows: A month-to-month lease commencing April 1, 2000 with monthly lease payments of $5,704. The lease is with an affiliated corporation.

Rent expense for leased space for the years ended September 30, 2003 and 2002 was $67,265 and $61,071, respectively.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company is affiliated with numerous other companies through common control and stock ownership. The amount due to affiliates at September 30, 2003 and 2002 is $726,310 and $0, respectively. The amount receivable from affiliates is $0 and $4,100 for 2003 and 2002.

Affiliate receivables and payables consist of non-interest bearing open account balances.

NOTE 6 - RELATED PARTY TRANSACTIONS (continued)

Management fees paid to Interpacific Investor Services, LLC, a related company, for services rendered to the Company, totaled $300,000 for the year ended September 30, 2003 and $720,000 for the year ended September 30, 2002.

See Note 4 and 5 for additional related party transactions.

NOTE 7 – CONTINGENT LIABILITY

The Internal Revenue Service had assessed the Company for back taxes for the year ended September 30, 1996 in the amount of $312,940. Of this amount, $52,121 has been paid and $99,813 had been accrued. The Company protested the unpaid amount of $260,819. In March of 2003, the case was settled with a decision amount of $78,245. In 2003, the Company filed an amended return for the year ended September 30, 1996 to capture a net operating loss carry back. In 2003, the company received $74,189 of the taxes paid. An additional refund of $37,068 has been applied for but not yet approved by the Internal Revenue Service; therefore this amount has not been accrued at September 30, 2003.

The State of Hawaii has assessed the Company for back excise taxes in the amount of $47,742. The Company is contesting the interest on these taxes in the amount of approximately $32,000 and this amount has not been accrued as of September 30, 2003.

NOTE 8 - INCOME TAXES

The Company records income tax consequences in accordance with FAS No.109, "Accounting for Income Taxes." Under provisions of FAS No. 109, an entity recognizes deferred tax assets and liabilities for future tax consequences of events that have been previously recognized in the Company's financial statements or tax returns. The measurement of deferred tax assets and liabilities is based on provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.

For the years ended September 30, 2003 and 2002, the Company's income tax expense computed at the statutory rate differs from the amount of the income and expenses recorded

NOTE 8 - INCOME TAXES (continued)

on the financial statements due to non-reportable income and expenses, such as municipal bond interest, unrealized gain or loss on investment, trading securities, and the timing differences relating to the methods of computing depreciation expense for financial statement purposes and income tax purposes.

At September 30, 2003 and 2002, deferred tax assets and liabilities consist of the following:

	2003	2002
Deferred tax assets	$ 460,000	$ 522,000
Valuation allowance	(322,000)	(365,500)
	$ 138,000	$ 156,500

As of September 30, 2003, the company has available for carry-forward to future tax years $2,735,184 of net operating losses as follows:

Date of expiration	Amount
2017	$ 331,223
2020	335,329
2021	2,068,632
	$2,735,184

NOTE 9 - PAYABLE TO BROKERS AND DEALERS

The payable to brokers and dealers is for securities transactions and is collateralized by securities. Interest is at a fluctuating rate that generally corresponds to the broker call money rate.

NOTE 10 - SECURITIES SOLD, NOT YET PURCHASED

Securities sold, not yet purchased consists of:

	2003	2002
Corporate bonds	$ -	$ 21,918
Corporate stocks	4,600	4,600
	$ 4,600	$ 26,518

* * * *

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholder's of
Interpacific Investors Services, Inc.

We have audited the accompanying financial statements of Interpacific Investors Services, Inc. as of and for the year ended September 30, 2003 and have issued our report thereon dated November 14, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 15 to 27 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Falco Sult & Company, P.S.

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: INTERPACIFIC INVESTORS SERVICE [0013]

SEC File Number: 8- 15487 [0014]

Address of Principal Place of Business: 2623 2ND AVENUE [0020]

SEATTLE [0021] WA [0022] 98121-1294 [0023]

Firm ID: 4879 [0015]

For Period Beginning 07/01/2003 [0024] And Ending 09/30/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Gary J. Lundgren [0030] Phone: (340)772-1776 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ________ [0032] Phone: ________ [0033]

Name: ________ [0034] Phone: ________ [0035]

Name: ________ [0036] Phone: ________ [0037]

Name: ________ [0038] Phone: ________ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated [0198] Unconsolidated [0199]

		Allowable	Non-Allowable	Total
1.	Cash	-37,603 [0200]		-37,603 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	870,413 [0295]		
	B. Other	[0300]	[0550]	870,413 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	629,146 [0418]		
	B. Debt securities	108,020 [0419]		
	C. Options	[0420]		
	D. Other securities	2,275 [0424]		
	E. Spot commodities	[0430]		739,441 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

	[0170]			
B	Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	17,582 [0670]	17,582 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	14,256 [0535]	6,831 [0735]	21,087 [0930]
12.	TOTAL ASSETS	1,586,507 [0540]	24,413 [0740]	1,610,920 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	322,939 [1315]	322,939 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	426,310 [1355]	426,310 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	37,597 [1205]	[1385]	37,597 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value: from outsiders [0990]		[1410]	0 [1720]
	C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			

	2. Includes equity subordination (15c3-1(d)) of ______ [1010]			
	D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	**TOTAL LIABLITIES**	37,597 [1230]	749,249 [1450]	786,846 [1760]

Ownership Equity

			Total
21.	Sole proprietorship		[1770]
22.	Partnership (limited partners [1020])		[1780]
23.	Corporations:		
	A.	Preferred stock	[1791]
	B.	Common stock	5,254 [1792]
	C.	*Additional paid-in capital*	2,447,071 [1793]
	D.	Retained earnings	-1,628,251 [1794]
	E.	Total	824,074 [1795]
	F.	Less capital stock in treasury	[1796]
24.	**TOTAL OWNERSHIP EQUITY**		824,074 [1800]
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**		1,610,920 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 07/01/2003 [3932]	Period Ending 09/30/2003 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	Commissions on transactions in exchange listed equity securities executed on an exchange	4,800 [3935]
b.	Commissions on listed option transactions	[3938]
c.	All other securities commissions	362,656 [3939]
d.	Total securities commissions	367,456 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	From market making in options on a national securities exchange	[3945]
b.	From all other trading	89,105 [3949]
c.	Total gain (loss)	89,105 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	167,848 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	10,282 [3995]
9.	Total revenue	634,691 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		32,896 [4115]
12.	Commissions paid to other broker-dealers		336,055 [4140]
13.	Interest expense		530 [4075]
a.	Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		62,385 [4100]
16.	Total expenses		431,866 [4200]

NET INCOME

17.	Net Income(loss) before Federal income taxes and items below (Item 9 less Item 16)		202,825 [4210]
18.	Provision for Federal income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		21,650 [4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		224,475 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	120,962 [4211]

EXEMPTIVE PROVISIONS

25. *If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based*

A. (k) (1)–Limited business (*mutual funds and/or variable annuities only*) [4550]

B. (k) (2)(i)–"Special Account for the Exclusive Benefit of customers" maintained [4560]

C. (k) (2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 42167 [4335A]	CORRESPONDENT SERVICES CORPORA [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)–Exempted by order of the Commission [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			824,074 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			824,074 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			824,074 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (*Notes B and C*)		24,413 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-24,413 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			799,661 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		52,042 [3735]	
	2. Debt securities		9,045 [3733]	
	3. Options		[3730]	
	4. Other securities		341 [3734]	

D.	Undue Concentration		[3650]	
E.	Other (List)			
		[3736A]	[3736B]	
		[3736C]	[3736D]	
		[3736E]	[3736F]	
			0 [3736]	-61,428 [3740]
10.	Net Capital			738,233 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	2,506 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	100,000 [3760]
14.	Excess net capital (line 10 less 13)	638,233 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	734,473 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			37,597 [3790]
17.	Add:			
A.	Drafts for immediate credit		[3800]	
B.	Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C.	Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			0 [3820]	0 [3830]
19.	Total aggregate indebtedness			37,597 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 5 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		599,599 [4240]
A.	Net income (loss)		224,475 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		824,074 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

INTERPACIFIC INVESTORS SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
September 30, 2003 and 2002

	2003	2002
Net Capital		
Total stockholder's equity qualified for net capital	$ 679,697	$ 647,671
Deduction and/or changes:		
Non-allowable assets		
Account receivable-miscellaneous	-	40,642
Prepaid expenses and deposits	6,104	19,105
Investments	-	7,490
Receivable from affiliates	9,592	4,100
Deferred tax asset	138,000	156,500
Other adjustments	727	1,766
	154,423	229,603
Net capital before haircuts on securities positions	525,274	418,068
Haircut on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
C. Trading and investment securities		
3. State and municipal government obligations	52,042	71,275
4. Corporate obligations	9,045	14,507
8. Other securities	341	350
	61,428	86,132
D. Undue concentration	-	4,875
Net capital	$ 463,846	$ 327,061
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities	$ 85,468	$ 261,485
Accrued commissions	55,185	51,332
Income tax payable	-	99,813
Total aggregate indebtedness	$ 140,653	$ 412,630

(see independent auditors' report)

INTERPACIFIC INVESTORS SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
September 30, 2003 and 2002

	2003	2002
Computation of Basic Net Capital Requirement		
Minimum net capital required	$ 100,000	$ 250,000
Excess net capital	$ 363,846	$ 77,061
Excess net capital at 1000%	$ 449,780	$ 285,798
Percentage: Aggregate indebtedness to net capital	3.03%	12.62%
Percentage: Aggregate indebtedness to net capital after anticipated capital withdrawals	3.03%	12.62%
Reconciliation With Company's Computation (included in Part IIA of Form X-17a-5 as of September 30, 2003)		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 738,233	$ 333,061
Audit adjustment increasing (decreasing) equity	(144,376)	174,402
Audit adjustment (increasing) decreasing haircuts on securities	-	17,230
Audit adjustments (increasing) decreaseing non-allowable assets:		
Prepaid taxes, deposits, investments	7,989	(41,132)
Deferred tax asset	(138,000)	(156,500)
Net capital as computed per this schedule	$ 463,846	$ 327,061

(see independent auditors' report)

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

November 14, 2003

To the Board of Directors and Stockholder's of
Interpacific Investors Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Interpacific Investors Services, Inc. (the Company), for the years ended September 30, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, or comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be

expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition. And that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 and 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Falco Sult & Company, P.S.